

ES
ECOMMISSION
20549

APR 0 9 2007

BB 4/12

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Port Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 W. Coast Hwy.
(No. and Street)

Newport Beach (City) California (State) 92663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard H. Lemmon, Jr. (949) 574-9286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/16

OATH OR AFFIRMATION

I, Richard H. Lemmon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Port Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public April 2nd 2007.


HELEN KAZANCHYAN
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1559491
ORANGE COUNTY
My Comm. Exp. June 24, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Port Securities, Inc.
2713 W. Coast Hwy.
Newport Beach, CA 92663

March 29, 2007

To Whom It May Concern:

Port Securities, Inc. issued its December 31, 2006 annual filing of audited financial statements prior to the due date of March 1, 2007. On March 27, 2007, the NASD notified us that the report as submitted contained a typographical error and asked us to correct it. The attached page 8 of the audit report is in response to this request.

Please be kind enough to replace page 8 in your copy of the Port Securities, Inc. December 31, 2006 audited financial statements.

Sincerely,



Richard H. Lemmon, Jr.
President and CEO

PORT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 6 – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3.

A computation of reserve requirements in not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). .

NOTE 7 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3.

Information relating to possession or control requirements in not applicable to Port Securities, Inc. as the Company is exempt under Rule 15c3-3 (k)(2)(ii).

END